Prenetics Announces $48 Million Equity Offering to Fuel IM8’s Global Expansion and Bitcoin Treasury Strategy

CHARLOTTE, N.C., October 27, 2025 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company, today announced the successful pricing of a best efforts public offering (the “Offering”) of (i) 2,992,596 Class A ordinary shares, par value $0.0015 per share, of the Company (the “Ordinary Shares,” the Ordinary Shares being sold in the Offering, the “Shares”) (or pre-funded warrants of the Company to purchase Ordinary Shares (the “Pre-funded Warrants”) in lieu thereof), (ii) warrants of the Company to purchase up to 2,992,596 Ordinary Shares (the “Class A Common Warrants”), and (iii) warrants of the Company to purchase up to 2,992,596 Ordinary Shares (the “Class B Common Warrants” and together with the Class A Common Warrants, the “Common Warrants”) at a combined offering price of $16.08 per Share (or Pre-funded Warrant) and the associated Common Warrants (the “Offering Price”). The gross proceeds to the Company from the offering are expected to be approximately $48.0 million, before deducting placement agent fees and offering expenses.
The Class A Common Warrants will have an exercise price of $24.12 per Ordinary Share (or 50% premium to the Offering Price). The Class B Common Warrants will have an exercise price of $32.16 per Ordinary Share (or 100% premium to the Offering Price). Each of the Common Warrants will be immediately exercisable upon issuance for a period of five years following the date of issuance.
The Company intends to use the proceeds from the Offering for the global expansion of IM8, driven by its explosive growth, and the strategic accumulation of Bitcoin (BTC) as part of its pioneering dual-pronged health and wealth strategy. All of the Shares (or Pre-funded Warrants) and associated Common Warrants are being offered by the Company.
The offering is expected to close on October 28, 2025, subject to satisfaction of customary closing conditions.
Dominari Securities LLC (“Dominari”) acted as the sole placement agent for the Offering. Reed Smith LLP served as counsel to the Company. Sichenzia Ross Ference Carmel LLP served as counsel to Dominari.
The securities were offered and will be sold pursuant to a shelf registration statement on Form F-3, as amended (No. 333-288824), including base prospectus, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2025. A preliminary prospectus supplement and the accompanying base prospectus relating to the public offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. A final prospectus supplement and accompanying prospectus describing the terms of the offering will be filed with the SEC and will be available on its website at www.sec.gov. The offering will be made only by means of the prospectus supplement and the accompanying base prospectus. Copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained, when available, from the offices of Dominari Securities LLC, Attention: Syndicate Department, 725 5th Ave 23 Floor, New York, NY 10022, by email at info@dominarisecurities.com, or by telephone at (212) 393-4500.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company redefining the future of health and longevity through IM8 — its flagship consumer brand co-founded with David Beckham and championed by World No. 1 and four-time Grand Slam winner Aryna Sabalenka — now the fastest-growing supplement brand globally, reaching $100 million in annual recurring revenue within just 11 months of launch — the fastest growth ever recorded in the global history of the supplements industry, even outpacing today’s leading AI startups.

As the first consumer health company to establish a Bitcoin Treasury, Prenetics continues to pioneer at the intersection of health innovation and digital assets — purchasing 1 Bitcoin per day, now totaling 275 BTC as of October 27, 2025.

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Prenetics may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Prenetics’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to successfully raise sufficient capital on reasonable terms or at all, the Company’s ability to meet all of the terms and conditions of the Offering and complete the Offering, the Company’s ability to execute its new Bitcoin treasury strategy; the volatility of Bitcoin; the Company’s ability to manage its growth and expansion; the Company’s ability to compete in the highly competitive consumer health market; and other risks and uncertainties. Further information regarding these and other risks is included in Prenetics’ filings with the SEC. All information provided in this press release is as of the date of this press release, and Prenetics does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com